================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*





                                Neurometrix, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    641255104
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2005
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)






Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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

                                  Schedule 13G
                                  ------------



Item 1(a).   Name of Issuer:  Neurometrix, Inc. (the "Issuer").
             --------------



Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             62 Fourth Avenue, Waltham, MA  02451



Item 2(a).   Names of Persons Filing:
             -----------------------
             Commonwealth Venture Partners II L.P., Commonwealth Capital Ventures II L.P., and CCV II Associates, L.P. (together, the "Entities") and Michael T. Fitzgerald, Jeffrey M. Hurst, R. Stephen McCormack, Jr. and Justin Perreault (together, the "Individuals" and together with the Entities, the "Reporting Persons").

             Commonwealth Venture Partners II L.P. is the sole general partner of Commonwealth Capital Ventures II L.P. and CCV II Associates, L.P. The Individuals are the individual general partners of Commonwealth Venture Partners II L.P.



Item 2(b).   Address of Principal Business Office or, if None, Residence:
             -----------------------------------------------------------
             The address of the principal business office of each of the Reporting Persons is Bay Colony Corporate Center, 950 Winter Street, Suite 4100, Waltham, MA 02451.



Item 4.      Ownership.
             ---------
             Not applicable.



Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------

             EACH REPORTING PERSON HAS CEASED TO OWN BENEFICIALLY FIVE PERCENT (5%) OR MORE OF THE ISSUER'S OUTSTANDING COMMON STOCK.








                  [REMAINDER OF PAGE LEFT BLANK INTENTIONALLY]

                      [SIGNATURE PAGE FOLLOWS IMMEDIATELY]








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
                                   SIGNATURES
                                   ----------

      After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct. Each of the undersigned also hereby agrees to file this statement jointly pursuant to the Agreement listed on Exhibit 1 hereto.

Dated:  February 1, 2006


CCV II ASSOCIATES L.P.

By:   Commonwealth Venture Partners II L.P.                    *
                                               ---------------------------------
                                               Michael T. Fitzgerald

      By:               *
          ---------------------------------
          Michael T. Fitzgerald                                *
          General Partner                      ---------------------------------
                                               Jeffrey M. Hurst


COMMONWEALTH CAPITAL VENTURES II L.P.
                                                               *
By:   Commonwealth Venture Partners II L.P.    ---------------------------------
                                               R. Stephen McCormack, Jr.

      By:               *
          ---------------------------------
          Michael T. Fitzgerald                                *
          General Partner                      ---------------------------------
                                               Justin Perreault


COMMONWEALTH VENTURE PARTNERS II L.P.


      By:               *
          ---------------------------------
          Michael T. Fitzgerald
          General Partner










* The undersigned attorney-in-fact, by signing his name below, does hereby sign this statement on behalf of himself and the other above indicated filers pursuant to Powers of Attorney which are attached hereto as Exhibit 2 and incorporated herein by reference.



_____________________________________________
     Individually and as Attorney-in-fact

                                                                       Exhibit 1
                                                                       ---------

                                    AGREEMENT

      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Neurometrix, Inc.


      EXECUTED this 1st day of February, 2006.


CCV II ASSOCIATES L.P.

By:   Commonwealth Venture Partners II L.P.                    *
                                               ---------------------------------
                                               Michael T. Fitzgerald

      By:               *
          ---------------------------------
          Michael T. Fitzgerald                                *
          General Partner                      ---------------------------------
                                               Jeffrey M. Hurst


COMMONWEALTH CAPITAL VENTURES II L.P.
                                                               *
By:   Commonwealth Venture Partners II L.P.    ---------------------------------
                                               R. Stephen McCormack, Jr.

      By:               *
          ---------------------------------
          Michael T. Fitzgerald                                *
          General Partner                      ---------------------------------
                                               Justin Perreault


COMMONWEALTH VENTURE PARTNERS II L.P.


      By:               *
          ---------------------------------
          Michael T. Fitzgerald
          General Partner











* The undersigned attorney-in-fact, by signing his name below, does hereby sign this statement on behalf of himself and the other above indicated filers pursuant to Powers of Attorney which are attached hereto as Exhibit 2 and incorporated herein by reference.


_____________________________________________
     Individually and as Attorney-in-fact

                                                                       Exhibit 2
                                                                       ---------



                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints each and any of Michael T. Fitzgerald, Jeffery M. Hurst, R. Stephen McCormack, Jr. and Justin Perreault his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities (until revoked in writing) to sign any and all instruments, certificates and documents required to be executed on behalf of himself individually or on behalf of each or any of Commonwealth Capital Ventures II L.P., CCV II Associates L.P. and Commonwealth Venture Partners II L.P. pursuant to sections 13 and 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary fully to all intents and purposes as he might or could do in person thereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

      IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of February, 2005.


                                           /s/ Michael T. Fitzgerald
                                           -------------------------------------
                                           Michael T. Fitzgerald



                                           /s/ Jeffrey M. Hurst
                                           -------------------------------------
                                           Jeffrey M. Hurst



                                           /s/ R. Stephen McCormack, Jr.
                                           -------------------------------------
                                           R. Stephen McCormack, Jr.



                                           /s/ Justin Perreault
                                           -------------------------------------
                                           Justin Perreault












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